Exhibit 99.1

Gold Royalty Achieves Record Revenue in 2024

● 231% increase in revenue and 146% increase in Total Revenue, Land Agreement Proceeds and Interest* in 2024 relative to 2023.

● Strategic acquisitions expected to continue to deliver strong growth in 2025 as key assets enter and ramp-up production.

Vancouver, British Columbia – January 29, 2025 – Gold Royalty Corp. (“Gold Royalty” or the “Company”) (NYSE American: GROY) is pleased to announce record 2024 revenue driven by its cash flowing royalties at Canadian Malartic, Côté, Borborema, Cozamin and Borden (Porcupine) and the Vares copper stream, further supported by strong commodity prices and Gold Royalty’s unique royalty generator model. All amounts are expressed in U.S. dollars unless otherwise noted.

Preliminary 2024 Results

Total Revenue, Land Agreement Proceeds and Interest* increased by 192% in the fourth quarter of 2024, from the same period in 2023 to $3.8 million (revenue of $3.4 million), equating to 1,445 gold equivalent ounces (“GEOs”)*.

For the full year of 2024, Total Revenue, Land Agreement Proceeds and Interest* increased by 146% from 2023 to a record $12.8 million (revenue of $10.1 million), equating to 5,462 GEOs*.

Gold Royalty currently expects to achieve additional strong revenue growth in 2025 as production under the Côté royalty and Vares stream continue to ramp up in accordance with their operators’ current expectations.

*GEOs and Total Revenue, Land Agreement Proceeds and Interest are non-IFRS financial measures. See “Non-IFRS Measures” below.

Fourth Quarter 2024 Results and Webcast Details

Gold Royalty expects to release its financial and operating results for the full year and quarter ending December 31, 2024, after-market on Wednesday, March 19, 2025.

A conference call will be held at 11:00 a.m. ET (8:00 a.m. PT) on Thursday, March 20, 2025, to discuss these results. To participate, please use one of the following methods:

Webinar: Click Here

US (toll-free): 1-866-652-5200

Canada (toll-free): 1-855-669-9657

International: 1-412-317-6060

The fourth quarter 2024 results presentation will be available on Gold Royalty’s website at www.goldroyalty.com and a replay of the event will be available following the presentation.

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to invest in high-quality, sustainable, and responsible mining operations to build a diversified portfolio of precious metals royalty and streaming interests that generate superior long-term returns for our shareholders. Gold Royalty’s diversified portfolio currently consists primarily of net smelter return royalties on gold properties located in the Americas.

Gold Royalty Corp. Contacts

Jackie Przybylowski

Vice President, Capital Markets

Peter Behncke

Director, Corporate Development & Investor Relations

Telephone: (833) 396-3066

Email: info@goldroyalty.com

Notice to Investors

For further information regarding the properties underlying the Company’s royalties, stream and other interests, please refer to the disclosures of the operators thereof, including the news releases referenced herein and the other disclosures of such operators. Disclosure relating to properties in which Gold Royalty holds interests is based on information publicly disclosed by the owners or operators of such properties. The Company generally has limited or no access to the properties underlying its interests and is largely dependent on the disclosure of the operators of its interests and other publicly available information. The Company generally has limited or no ability to verify such information. Although the Company does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate.

Forward-Looking Statements:

Certain of the information contained in this news release constitutes “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”), including but not limited to statements regarding: expectations regarding the operations and/or development of the projects underlying the Company’s royalty interests; expectations regarding the Company’s growth; and statements regarding the Company’s plans and strategies. Such statements can be generally identified by the use of terms such as “may”, “will”, “expect”, “intend”, “believe”, “plans”, “anticipate” or similar terms. Forward-looking statements are based upon certain assumptions and other important factors, including assumptions of management regarding the accuracy of the disclosure of the operators of the projects underlying the Company’s projects, their ability to achieve disclosed plans and targets, macroeconomic conditions, commodity prices, and the Company’s ability to finance future growth and acquisitions. Forward-looking statements are subject to a number of risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements including, among others, any inability to any inability of the operators of the properties underlying the Company’s royalty interests to execute proposed plans for such properties or to achieved planned development and production estimates and goals, risks related to the operators of the projects in which the Company holds interests, including the successful continuation of operations at such projects by those operators, risks related to exploration, development, permitting, infrastructure, operating or technical difficulties on any such projects, the influence of macroeconomic developments, the ability of the Company to carry out its growth plans and other factors set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023 and its other publicly filed documents under its profiles at www.sedarplus.ca and www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.

Non-IFRS Measures

We have included, in this document, certain performance measures, including: (i) Total Revenue, Land Agreement Proceeds and Interest; and (ii) GEOs which are each non-IFRS measures. The presentation of such non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

Total Revenue, Land Agreement Proceeds and Interest reconciliation

Total Revenue, Land Agreement Proceeds and Interest are determined by adding land agreement proceeds credited against mineral properties and the Company’s gold-linked loan interest. The Company has included this information as management believes certain investors use this information to evaluate our performance in comparison to other gold royalty companies in the precious metal mining industry. Below is a reconciliation of our Total Revenue, Land Agreement Proceeds and Interest to total revenue for the three month periods and years ended December 31, 2024 and 2023:

	For the three months ended December 31		For the year ended December 31
	2024	2023	2024	2023
(in thousands of dollars)	($)	($)	($)	($)
Royalty	1,629	758	4,806	1,964
Stream	893	—	893	—
Pre-acquisition royalty revenue credited against Cozamin purchase price	—	—	—	226
Advance minimum royalty and pre-production royalty	732	137	2,982	646
Land agreement proceeds	297	391	3,085	2,347
Loan interests	295	33	1,081	33
Total Revenue, Land Agreement Proceeds and Interests	3,846	1,319	12,847	5,216
Land agreement proceeds credited against mineral properties	(196)	(270)	(1,663)	(1,909)
Pre-acquisition royalty revenue credited against Cozamin purchase price	—	—	—	(226)
Loan interests	(295)	(33)	(1,081)	(33)
Revenue	3,355	1,016	10,103	3,048

GEOs

Total GEOs are determined by dividing Total Revenue, Land Agreement Proceeds and Interest by the average gold prices for the applicable quarter and year:

(in thousands of dollars, except Average Gold Price/oz and GEOs)	Average Gold Price/oz	Total Revenue, Land Agreement Proceeds and Interest	GEOs
For the three months ended December 31, 2024	2,661	3,846	1,445
For the three months ended December 31, 2023	1,977	1,319	667
For the year ended December 31, 2024	2,352	12,847	5,462
For the year ended December 31, 2023	1,930	5,216	2,703